Trovagene, Inc.

11055 Flintkote Avenue

San Diego, CA 92121

March 8, 2019

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Donald Field

Re:	Trovagene, Inc.
Amendment No. 1 to Form S-3
File No. 333-229693

Ladies and Gentlemen:

Please withdraw our acceleration request dated March 6, 2019. Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Trovagene, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Standard Time, on Monday, March 11, 2019, or as soon thereafter as possible.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Thank you, TROVAGENE, INC.

By:	/s/ Thomas Adams

Name: Thomas Adams
Title: Chief Executive Officer